Exhibit E

RECENT DEVELOPMENTS

The information included in this section supplements the information about Brazil contained in Brazil’s Annual Report for 2006 on Form 18-K filed with the SEC on July 25, 2007, as amended from time to time. To the extent the information in this section is inconsistent with the information contained in such annual report, the information in this section replaces such information. Initially capitalized terms not defined in this section have the meanings ascribed to them in that annual report. Cross-references in this section are to sections in that annual report.

Recent Political Developments

On December 4, 2007, Renan Calheiros resigned as president of the Brazilian Senate immediately before an impeachment vote was scheduled in the Senate. Calheiros had been accused in five different charges before the Ethics Council of the Senate, including of having personal expenses paid for by a construction company. By resigning, Calheiros avoided expulsion by the Brazilian Congress, which could have prevented him from running for elected office for at least eight years. Calheiros has been acquitted from two of the charges, while the rest of the charges were dismissed for lack of evidence.

On December 12, 2007, the Brazilian Congress failed to pass a constitutional amendment that would have extended the provisional financial contribution transaction levy or CPMF. The tax was expected to have raised R$40.0 billion in revenues for the Government or 1.4% GDP.

In January 2008, the Government announced a fiscal package to compensate for the R$40.0 billion revenue loss expected from the CPMF withdrawal. The package includes a R$20.0 billion reduction in the federal budget as well as a planned R$10.0 billion increase in revenue from higher taxes on foreign exchange and credit card operations and an increase in the Social Contribution on Net Profits (CSLL) for financial institutions. The Government expects the remaining R$10.0 billion to come from continued above-budget revenue performance. The loss of the CPMF tax is not expected to directly affect the country’s Growth Acceleration Plan or PAC.

The Brazilian Congress did, however, agree to extend until 2011 the Delinking of Central Government Revenues or DRU, which permits the reallocation of 20% of certain tax revenues that the Government would otherwise be required to devote to specific program areas under the Constitution.

On March 11, 2008, the Brazilian Congress appointed a Joint Parliamentary Committee of Inquiry to investigate irregularities in the use of Government issued corporate cards by members of the Federal Public Administration in the administrations of former President Fernando Henrique Cardoso and of President Lula. On April 9, 2008, a Senate Parliamentary Commission of Inquiry was created to investigate these irregularities.

On March 12, 2008, the Ministry of Finance issued a set of measures which aim to contain the appreciation of the real and to stimulate exports. These measures were: (i) the elimination of the Tax on Financial Transactions (“IOF”) on exports, (ii) the reduction of the foreign exchange cover from 70% to 0% (exporters are no longer required to bring resources from exports to the country), and (iii) a recovery of the IOF, with a rate of 1.5% in applications from foreign funds in fixed-income securities and the National Treasury.

The Government decided on April 4, 2008 to forego spending $19.4 billion in resources allocated in the 2008 budget. The cut is to ensure the achievement of the primary surplus goal which is equivalent to 3.8% of GDP.

Other Recent Developments

On April 30, 2008, Standard & Poors (S&P) elevated Brazil’s sovereign debt rating from “BB+” to “BBB-”, which is considered an investment grade rating. Brazilian local debt rating was raised from “BBB” to “BBB+”, also an investment grade rating. Long term perspectives for sovereign and local debt ratings remain at stable. A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at anytime.

Balance of Payments; Foreign Trade; International Reserves

In 2007, Brazil registered an accumulated trade surplus of approximately U.S.$40.0 billion, versus an accumulated trade surplus of approximately U.S.$46.5 billion in 2006. Exports in 2007 totaled U.S.$160.7 billion, a 16.6% increase over 2006, while imports totaled U.S.$120.6 billion, a 32.0% increase from the U.S.$91.4 billion recorded in 2006. The trade balance in 2007 resulted in an accumulated current account surplus of approximately U.S.$3.6 billion, compared to an accumulated surplus of approximately U.S.$13.6 billion in 2006. The accumulated balance of payments surplus was approximately U.S.$87.5 billion in 2007 compared to an accumulated surplus of approximately U.S.$30.6 billion in 2006.

During the first three months of 2008, Brazil registered an accumulated current account deficit of approximately U.S.$10.76 billion, compared to an accumulated surplus of approximately U.S.$241.0 million for the corresponding period in 2007. The trade balance in the first three months of 2008 resulted in an accumulated trade balance surplus of U.S.$2.84 billion while the services and income account showed a deficit of U.S.$14.58 billion and the current unilateral transfers account showed a surplus of U.S.$992.0 million. The balance of payments surplus was approximately U.S.$8.22 billion for the first three months of 2008 compared to a surplus of approximately U.S.$23.37 billion for the corresponding period in 2007.

Preliminary trade figures for the month of April 2008 indicate that Brazil registered an accumulated trade surplus of approximately U.S.$1.74 billion versus an accumulated trade surplus of approximately U.S.$4.18 billion for April 2007. Exports during April 2008 totaled U.S.$14.01 billion, a 12.96% increase from the U.S.$12.45 billion recorded in April of the previous year. Imports for April 2008 totaled U.S.$12.32 billion, a 49.04% increase from the U.S.$8.26 billion recorded in April of the previous year. During the first four months of 2008, Brazil registered a trade surplus of approximately U.S.$4.58 billion, versus a trade surplus of approximately U.S.$12.91 billion for the corresponding period in 2007. Exports in the first four months of 2008 totaled U.S.$52.75 billion, a 13.6% increase over the corresponding period of 2007 (U.S.$46.45 billion), while imports totaled U.S.$48.17 billion, a 43.6% increase from the U.S.$33.54 billion recorded for the corresponding period in 2007.

Brazil’s international reserves (which include gold and foreign exchange holdings) totaled U.S.$52.9 billion on December 31, 2004, U.S.$53.8 billion on December 30, 2005, U.S.$85.8 billion on December 29, 2006 and U.S.$180.3 billion on December 31, 2007. On May 2, 2008, Brazil’s international reserves totaled U.S.$195.3 billion.

Gross Domestic Product

Brazil’s GDP grew 5.4% in 2007 relative to the previous year. The agricultural, industrial and services sectors increased by 5.3%, 4.9% and 4.7%, respectively, in 2007 relative to the previous year. With respect to demand, investments in manufacturing plants, machinery and capital equipment increased by 13.4% in 2007 relative to 2006, largely as a result of an increase in production and in importation of machinery and equipment, while household consumption rose by 6.5% in 2007 using the same base of comparison.

Prices

The broad consumer rate index, or IPCA, rose 9.3% in 2003, 7.6% in 2004, 5.7% in 2005, 3.1% in 2006 and 4.5% in the twelve-month period ended December 31, 2007.

The inflation rate (as measured by IGP-DI) rose 7.7% in 2003, 12.1% in 2004, 1.2% in 2005, 3.8% in 2006 and 7.9% in the twelve-month period ended December 31, 2007.

The Extended National Consumer Price Index (IPCA) changed by 0.48% in March 2008, with a similar result in February 2008 (0.49%). The index accumulated in the first three months of 2008 was 1.52%, above the figure for the same period in 2007 (1.26%). In the last twelve months, IPCA has reached 4.73%, also above the figure for the immediately previous twelve months (4.61%).

Foreign Exchange

The Brazilian real-U.S. dollar exchange rate (sell side), as published by the Central Bank, was R$2.8892 to U.S.$1.00 on December 31, 2003, R$2.6544 to U.S.$1.00 on December 31, 2004, R$2.3407 to U.S.$1.00 on December 30, 2005, R$2.1380 to U.S.$1.00 on December 29, 2006, R$1.7713 to U.S.$1.00 on December 31, 2007 and R$1.6578 to U.S.$1.00 on May 5, 2008.

Employment

After declining from 13.1% in April 2004 to 9.6% in December 2004, the unemployment rate in Brazil’s six largest metropolitan areas rose to 10.8% in April 2005 before falling to 9.4% in June 2005. The unemployment rate remained relatively constant through November 2005 before declining to 8.3% in December 2005. The unemployment rate rose to 10.7% in July 2006 before declining to 8.4% in December 2006. In 2007, the unemployment rate rose to 9.3% in January and further to 10.1% in April. The unemployment rate declined from 10.1% in May 2007 to 7.4% in December 2007.

In March 2008, the unemployment rate was estimated to be 8.6% for the group of six metropolitan areas included in the Monthly Employment Survey (São Paulo, Rio de Janeiro. Belo Horizonte, Recife, Salvador and Porto Alegre). Such unemployment rate remained constant in relation to February 2008, and decreased by 1.5% in relation to March 2007.

Foreign Investment

In 2007, net foreign direct investment totaled approximately U.S.$34.6 billion, compared with approximately U.S.$18.8 billion of such investment registered in 2006.

During the first three months of 2008, net foreign direct investment totaled approximately U.S.$8.8 billion, compared with approximately U.S.$6.57 billion of such investment registered during the corresponding period in 2007.

Monetary Policy

After setting the Over/Selic rate target at 11.50% on July 18, 2007, the Central Bank reduced the Over/Selic rate target to 11.25% on September 5, 2007. The Over/Selic rate target had remained unchanged until April 16, 2008, when the Central Bank raised the rate by 50 basis points, to 11.75%.

Public Finance

On March 31, 2008, Brazil´s accumulated consolidated public sector primary surplus was R$43 billion (6.39% of GDP). In 2007, Brazil’s accumulated consolidated public sector primary surplus was R$101.6 billion (4.0% of GDP), compared with the R$90.1 billion (3.9% of GDP) consolidated public sector primary surplus in 2006. The accumulated consolidated public sector nominal surplus on March 31, 2008 was R$3.0 billion (0.45% of GDP). The accumulated consolidated public sector nominal deficit in 2007 was R$57.9 billion (2.3% of GDP), compared with the R$69.9 billion (3.0% of GDP) consolidated public sector nominal deficit in 2006.

Public Debt

Brazil’s net public sector debt stood at R$1,141.3 billion (41.2% of GDP) on March 31, 2008, compared with R$1,002.5 billion (or 46.5% of GDP) on December 31, 2005, R$1,067.4 billion (or 44.9% of GDP) on December 31, 2006 and R$1,150.4 billion (or 42.8% of GDP) on December 31, 2007. On March 31, 2008, Brazil’s consolidated net public sector external debt was a negative R$271.1 billion (or a negative 9.8% of GDP).

On March 31, 2008, Brazil´s U.S. dollar-indexed federal domestic debt securities totaled approximately R$11.6 billion (0.93% of all federal domestic debt securities), compared to R$11.6 billion (0.95% of all federal domestic debt securities) on December 31, 2007. The aggregate principal amount of the federal domestic debt securities indexed to the Over/Selic rate increased to R$416.9 billion (33.35% of all federal domestic debt securities) from R$409.0 billion (33.4% of all federal domestic debt securities) on December 31, 2007. By contrast, fixed rate federal domestic debt securities decreased to R$479.2 billion (38.3% of all federal domestic debt securities) from R$482.6 billion (39.4% of all federal domestic debt securities) on December 31, 2007.

On March 31, 2008, the average tenor of Brazil’s federal domestic debt securities was 37.8 months, compared with the average tenor of 33.2 months in December 2002, 31.3 months in December 2003, 28.1 months in December 2004, 27.4 months in December 2005, 31.1 months in December 2006 and 36.5 months in December 2007. In 2003 and 2004, Brazil’s effort to reduce its vulnerability to external shocks by increasing its issuance of federal domestic fixed-rate debt securities contributed to a further reduction of the average maturity of Brazil’s domestic debt securities, because Brazil’s fixed-rate federal domestic debt securities tend to be short-term securities. For a description of certain external shocks to which Brazil has been subject, see “The Brazilian Economy—Recent Economic Events and Policies” in Brazil’s Annual Report for 2006 on Form 18-K filed with the SEC on July 25, 2007. Of the R$1,250.03 billion in federal domestic debt securities outstanding on March 31, 2008, 30.63% were scheduled to mature on or before March 31, 2009.

On January 4, 2007, Brazil issued National Treasury Notes, F Series, that mature in 2017 – the longest fixed rate bond issue of the National Treasury in the domestic market. The bonds were issued with a coupon of 12.47% and raised R$267.5 million in cash. The issue follows the announcement by the National Treasury in October 2006 of a new fixed rate bond issuance pattern. According to the new pattern, National Treasury Notes, F Series, or NTN-Fs, will be issued with 3-year, 5-year and 10-year maturities, while National Treasury Letters, or LTNs, will be issued with 6-month, 12-month and 24-month maturities.

In March 2008, the Government announced that, in connection with its repurchase program, it had repurchased or redeemed U.S.$359.5 million aggregate principal amount of its outstanding external debt securities during the first two months of 2008, including the repurchase of U.S.$183.0 million of Global Bonds due 2040 and U.S.$62.9 million of Global Bonds due 2034, although these bonds have not yet been cancelled. A portion of the proceeds from this offering may be used to repurchase or redeem certain external debt securities. See “Use of Proceeds” in the prospectus supplement dated May 7, 2008.